UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Bancshares of Florida, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    05976U102
                                 --------------
                                 (CUSIP Number)

                              Frederick W. Dreher,
                  c/o Duane Morris LLP, 4200 One Liberty Place,
              Philadelphia, PA 19103-7396; telephone: 215-979-1234
              ----------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 05976U102

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   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

            Keefe Managers, LLC                71-0885390

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   2. Check the Appropriate Box if a Member of a Group (See Instructions).

      (a) [ ]
      (b) [ ]

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   3. SEC Use Only..............................................................

--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions)

          OO

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   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e).       [ ]

--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization.

          Delaware limited liability company

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                                       2

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Number of          7.  Sole Voting Power.
Shares
Beneficially               242,650 shares of Common Stock
Owned by
Each               -------------------------------------------------------------
Reporting
Person With:       8.  Shared Voting Power.

                          -0-

                   -------------------------------------------------------------

                   9.  Sole Dispositive Power.

                          242,650 shares of Common Stock

                   -------------------------------------------------------------

                   10. Shared Dispositive Power.

                          -0-

--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person.

          242,650 shares of Common Stock

--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions).           [ ]

--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11).

          7.8% of the outstanding shares of Common Stock

--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions).

          IA, CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

         Item 1.  Security and Issuer.
         -------  -------------------

         This Schedule 13D relates to the common stock (the "Common Stock") of Bancshares of Florida, Inc. (the "Issuer"). The address of the Issuer's principal office is 1186 Immokalee Road, Naples, Florida 34110.

         Item 2.  Identity and Background.
         -------  -----------------------

         Reporting Person
         ----------------

             (a) The name of the person filing this Schedule 13D is Keefe Managers, LLC ("Keefe"), a Delaware limited liability company.

             (b) Keefe's business address is 375 Park Avenue, 23rd Floor, New York, New York 10152.

             (c) Keefe is a registered investment adviser under the Investment Advisers Act of 1940.

             (d) During the last five years, Keefe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, Keefe was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

             (f)  Keefe is a Delaware limited liability company.

         Reporting Person Members
         ------------------------

         Keefe is comprised of the following persons who hold an ownership interest in, or a position as manager of, Keefe. Their respective positions with Keefe are listed opposite their respective names.

         Name                                     Position
         ----                                     --------

         Frank J. Barkocy                         Member
         Jeffrey M. Drucker                       Member and Manager*
         Thomas G. Jonovich                       Member
         William M. Kearns, Jr.                   Member, Manager and Chairman*

         John J. Lyons                            Member, Manager and President*
         Thomas G. Rudkin                         Member and Manager*
         Malcolm M. Aslin                         Manager*
         Gold Investment Advisors, Inc. ("Gold")  Member*

----------------------------
         *Each of these persons is considered a controlling person of Keefe.

         Other than Gold, each Reporting Person Member's principal business address is 375 Park Avenue, 23rd Floor, New York, New York 10152.

         Gold's principal business address is 11301 Nall Avenue, Leawood, Kansas 66211.

         During the last five years, no Reporting Person Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, no Reporting Person Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Other than Gold, each Reporting Person Member is a citizen of the United States of America. Gold is a Kansas corporation.

         The rules of the Exchange Act and the general instructions to Schedule 13D require certain disclosure in this Schedule 13D with respect to the Reporting Person Members. Notwithstanding the foregoing, each Reporting Person Member hereby expressly declares that neither the filing of this Schedule 13D nor any of the information provided herein shall be construed as an admission by any Reporting Person Member that it has formed a "group" for purposes of
Schedule 13(d) of the Exchange Act and the rules thereunder.

         Item 3.  Source or Amount of Funds or Other Contribution.
         -------  -----------------------------------------------

         Keefe beneficially owns 242,650 shares of Common Stock, or approximately 7.8%, of the Issuer's outstanding Common Stock, as described under
Item 5 of this Schedule 13D. The source of funds consisted of assets from accounts and other funds for which Keefe serves as investment adviser.

         Item 4.  Purpose of Transaction.
         -------  ----------------------

         Keefe is filing this Schedule 13D because of its dissatisfaction with certain recent actions taken by the executive officers and board of directors of the Issuer, and in particular with the actions contemplated by a registration statement the Issuer filed with the Commission on May 11, 2004 and withdrew on May 14, 2004.

         Keefe reserves the right to take any or all of the following actions:

             (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or tender offer, involving the Issuer;

             (c) the election of independent directors of the Issuer or the removal of existing directors of the Issuer;

             (d) the formation of a group to protect the interests of the shareholders of the Issuer;

             (e) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions to eliminate various anti-takeover provisions currently existing in such documents; or

             (f) communicating with various regulatory agencies regarding conduct that Keefe believes was inappropriate and designed primarily to enrich the insiders of the Issuer.

         Item 5.  Interest in Securities of the Issuer.
         -------  ------------------------------------

             (a) As of the date hereof, Keefe beneficially owns 242,650 shares of Common Stock, or approximately 7.8% of the outstanding shares of Common Stock of the Issuer.

             (b) Keefe has sole voting and dispositive power with respect to 242,650 shares of Common Stock.

             (c) Keefe has acquired shares of Common Stock of the Issuer within the past 60 days as follows:

                      Date            Number of Shares         Price Per Share
                     -------          ----------------         ---------------

                     3/29/04               12,000                  $14.75
                     3/29/04                2,000                   14.75
                     3/29/04                2,800                   14.75
                     3/29/04                8,200                   14.75
                     5/5/04                   300                   14.0306
                     5/5/04                   700                   14.0306
                     5/5/04                   600                   14.0306
                     5/6/04                   700                   13.99
                     5/6/04                 2,300                   13.99

                      Date            Number of Shares         Price Per Share
                     -------          ----------------         ---------------

                     5/6/04                 2,000                   13.99
                     5/7/04                   200                   13.955
                     5/7/04                   400                   13.955
                     5/7/04                   400                   13.955
                     5/10/04                  300                   13.91
                     5/10/04                  900                   13.91
                     5/10/04                  800                   13.91
                     5/11/04                  600                   13.85
                     5/11/04                1,400                   13.85
                     5/11/04                1,100                   13.85

             (d)  Not applicable.

             (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with ------- Respect to Securities of the Issuer.
                  -----------------------------------

         None.

         Item 7.  Material To Be Filed As Exhibits.
         -------  --------------------------------

         None.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 KEEFE MANAGERS, LLC



Date:    May 20, 2004                            By: /s/ JOHN L. LYONS
                                                     ---------------------------
                                                     John J. Lyons,
                                                     President and Co-CEO